UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            Marvel Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   57383M-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                John N. Turitzin, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                              1055 Washington Boulevard
                               Stamford, CT 06901
                                 (203) 961-7436
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 4, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /. Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 2 of 13 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Zib Inc.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     9,256,000
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     None
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     9,256,000
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   24,647,261   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 3 of 13 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Isaac Perlmutter T.A.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Florida
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     9,719,679
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     None
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     9,719,679
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   24,647,261   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 4 of 13 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Object Trading Corp.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     5,015,431
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     None
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     5,015,431
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   24,647,261   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 5 of 13 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   The Laura & Isaac Perlmutter Foundation Inc.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Florida
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     250,000
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     None
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     250,000
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   24,647,261   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 6 of 13 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Isaac Perlmutter

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     24,647,261
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     None
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     24,647,261
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   24,647,261   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 7 of 13 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Biobright Corporation

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     329,421
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     None
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     329,421
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   24,647,261   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 8 of 13 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Classic Heroes, Inc.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     329,421
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     None
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     329,421
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   24,647,261   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 9 of 13 Pages
-----------------------                                  -----------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Tangible Media, Inc.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                           OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          / /
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH                     7    SOLE VOTING POWER
                                     400,000
                                -----------------------------------------------
                                8    SHARED VOTING POWER
                                     None
                                -----------------------------------------------
                                9    SOLE DISPOSITIVE POWER
                                     400,000
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   24,647,261   (See Item 5)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                  CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 10 of 13 Pages
-----------------------                                  -----------------------


           This Amendment No. 6 to Schedule 13D amends and supplements the original Schedule 13D and Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 thereto, which were filed with the Securities and Exchange Commission (the "Commission") on October 13, 1998, October 21, 1998, December 22, 1998, November 4, 1999, December 5, 2001, and March 15, 2002, respectively, on behalf of (1) Zib Inc., a Delaware corporation, (2) the Isaac Perlmutter T.A., a Florida trust, (3) Object Trading Corp., a Delaware corporation, (4) the Laura & Isaac Perlmutter Foundation Inc., a Florida not-for-profit corporation, (5) Isaac Perlmutter, (6) Biobright Corporation, a Delaware corporation, (7) Classic Heroes, Inc., a Delaware corporation, and (8) Tangible Media, Inc., a Delaware corporation, with respect to the ownership of Common Stock of Marvel Enterprises, Inc. (the "Company"). Each capitalized term not defined in this amendment has the same meaning here as in the original 13D.


Item 4.

Item 4(a) is hereby amended and supplemented by adding the following:

      On October 7, 2002, the Company announced that it has commenced an offer to exchange shares of Common Stock for all 20.8 million outstanding shares of Preferred Stock at the rate of 1.39 shares of Common Stock for each share of 8% Preferred Stock (the "Exchange Transaction"). Mr. Perlmutter has indicated his intent to exchange all 5,828,155 shares of 8% Preferred Stock owned by him or his affiliates in the Exchange Transaction. If Mr. Perlmutter exchanges all 5,828,155 shares of his 8% Preferred Stock he will receive 8,101,135 shares of Common Stock and will no longer hold any shares of 8% Preferred Stock.


Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding the following:

            (a) As of October 4, 2002, due to the termination of the Stockholders' Agreement (described in Item 6, below), the Reporting Persons can no longer be deemed to beneficially own the shares of Common Stock owned by other members of the 13(d) Group. As of October 4, 2002, the Reporting Persons are the direct owners of an aggregate of 10,008,500 shares of Common Stock, or 27.6% of the outstanding shares of Common Stock; 5,828,155 shares of 8% Preferred Stock, or 28.0% of the outstanding shares of 8% Preferred Stock; and, on an as-converted basis (giving effect to convertible securities held by the Reporting Persons only), 24,647,261 shares of Common Stock, or 48.4% of the outstanding shares of Common Stock.

      Zib Inc. is the direct holder of 9,256,000 shares of Common Stock. Isaac Perlmutter T.A. is the direct holder of 49,000 shares of Common Stock and 399,114 shares of 8% Preferred Stock convertible into 414,679 shares of Common Stock; in addition, as the sole stockholder of Zib Inc., Isaac Perlmutter T.A. may be deemed to beneficially own the 9,256,000 shares of Common Stock held by Zib Inc. Object Trading Corp. is the direct holder of 33,500 shares of Common Stock and 4,794,929 shares of 8% Preferred Stock convertible into 4,981,931 shares of Common Stock. The Laura & Isaac Perlmutter Foundation Inc. is the direct holder of 250,000 shares of Common Stock. Biobright Corporation and Classic Heroes, Inc. are each the direct holders of 317,056 shares of 8% Preferred Stock convertible into 329,421 shares of Common Stock. Tangible Media, Inc. is the direct holder of 400,000 shares of Common Stock. Mr. Perlmutter is the sole stockholder of each of Object Trading Corp., Biobright Corporation, Classic Heroes, Inc. and Tangible Media, Inc., a trustee and sole beneficiary of Isaac Perlmutter T.A., and a director and the president of The Laura & Isaac Perlmutter Foundation Inc.; as a result, he may be deemed to own all of the shares of Common Stock directly or beneficially owned by each of those entities.



      In addition, Mr. Perlmutter is the direct holder of 20,000 shares of Common Stock. He may also be deemed to beneficially own 3,980,000 shares of Common Stock issuable upon

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 11 of 13 Pages
-----------------------                                  -----------------------

the exercise of stock options granted to him under the Company's 1998 Stock Incentive Plan, and 4,603,309 shares of Common Stock issuable upon the exercise of warrants granted to him pursuant to the Warrant Agreement between the Company and Mr. Perlmutter, dated as of November 30, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

      As of October 4, 2002 the Stockholders' Agreement was terminated on October 4, 2002 by the Company and the stockholders of the Company still subject to the Stockholders' Agreement at that time.

      The foregoing does not purport to be a complete description of the termination of the Stockholders' Agreement and is qualified in its entirety by reference to the Agreement to Terminate the Stockholder's Agreement in Exhibit 12 hereof, which is incorporated herein by reference.

Item 7.    Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

[12] Agreement to Terminate the Stockholder's Agreement, dated October 4, 2002, by and between the Company and Whippoorwill Associates, Incorporated, as agent and/or general partner for various accounts, Avi Arad, Isaac Perlmutter, Isaac Perlmutter, T.A., The Laura and Isaac Perlmutter Foundation, Inc., Object Trading Corp., Zib, Inc. and Morgan Stanley & Co. Incorporated, is incorporated by reference to Exhibit
                    10.2 of the Current Report on Form 8-K filed with the Commission on October 7, 2002.

[13] Joint Filing Agreement, dated October 9, 2002, by and among the signatories of this Schedule 13D.

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 12 of 13 Pages
-----------------------                                  -----------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    October 9, 2002


                                        /s/ Isaac Perlmutter
                                        -------------------------
                                        Isaac Perlmutter



                                        ZIB INC.



                                        By: /s/ Isaac Perlmutter
                                           -------------------------
                                           Name: Isaac Perlmutter
                                           Title: President



                                        ISAAC PERLMUTTER T.A.



                                        By: /s/ Isaac Perlmutter
                                           -------------------------
                                           Isaac Perlmutter, Trustee
                                           Title: President



                                        OBJECT TRADING CORP.



                                        By: /s/ Isaac Perlmutter
                                           -------------------------
                                           Name: Isaac Perlmutter
                                           Title: President



                                        LAURA & ISAAC PERLMUTTER FOUNDATION INC.



                                        By: /s/ Isaac Perlmutter
                                           -------------------------
                                           Name: Isaac Perlmutter
                                           Title: President

-----------------------                                  -----------------------
CUSIP No. 57383M-10-8            SCHEDULE 13D                Page 13 of 13 Pages
-----------------------                                  -----------------------



                                        BIOBRIGHT CORPORATION



                                        By: /s/ Isaac Perlmutter
                                           -------------------------
                                           Name: Isaac Perlmutter
                                           Title: President



                                        CLASSIC HEROES, INC.



                                        By: /s/ Isaac Perlmutter
                                           -------------------------
                                           Name: Isaac Perlmutter
                                           Title: President



                                        TANGIBLE MEDIA, INC.



                                        By: /s/ Isaac Perlmutter
                                           -------------------------
                                           Name: Isaac Perlmutter
                                           Title: President

                                                                      Exhibit 13


                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)


       The  undersigned  acknowledge  and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:  October 9, 2002                ZIB INC.



                                       By:      /s/ Isaac Perlmutter
                                          --------------------------------------
                                       Name:  Isaac Perlmutter
                                       Title: President



                                       ISAAC PERLMUTTER T.A.



                                       By:      /s/ Isaac Perlmutter
                                          --------------------------------------
                                       Name:  Isaac Perlmutter, Trustee
                                       Title: President



                                       OBJECT TRADING CORP.



                                       By:      /s/ Isaac Perlmutter
                                          --------------------------------------
                                       Name:  Isaac Perlmutter
                                       Title: President

                                       LAURA & ISAAC PERLMUTTER
                                          FOUNDATION, INC.



                                       By:      /s/ Isaac Perlmutter
                                          --------------------------------------
                                       Name:  Isaac Perlmutter
                                       Title: President




                                       By:      /s/ Isaac Perlmutter
                                          --------------------------------------
                                                Isaac Perlmutter



                                       BIOBRIGHT CORPORATION



                                       By:      /s/ Isaac Perlmutter
                                          --------------------------------------
                                       Name:  Isaac Perlmutter
                                       Title: President



                                       CLASSIC HEROES, INC.



                                       By:      /s/ Isaac Perlmutter
                                          --------------------------------------
                                       Name:  Isaac Perlmutter
                                       Title: President



                                       TANGIBLE MEDIA, INC.



                                       By:      /s/ Isaac Perlmutter
                                          --------------------------------------
                                       Name:  Isaac Perlmutter
                                       Title: President


                                      -2-